FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2010 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

On September 07, 2010 the registrant announces that TowerJazz to Present at the Kaufman Brothers 13th Annual Investor Conference and at the Annual Rodman & Renshaw Global Investment Conference in New York.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 07, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz to Present at the Kaufman Brothers 13th Annual Investor
Conference and at the Annual Rodman & Renshaw Global Investment
Conference in New York

MIGDAL HAEMEK, Israel – September 7, 2010 – TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its Chief Executive Officer, Mr. Russell Ellwanger, will present at the Kaufman Brothers 13th Annual Investor Conference.

The Kaufman Brothers 13th Annual Investor Conference is taking place at the W Hotel in New York. TowerJazz is scheduled to present in the Sea and Ocean Room at 9am Eastern Time on Tuesday, September 14, 2010.

At the conference there will be an opportunity for investors to meet one-on-one with Russell Ellwanger, CEO. Interested investors should contact the conference organizers or the Investor Relations team at TowerJazz at towerjazz@ccgisrael.com.

Mr. Ellwanger will also be attending the Annual Rodman & Renshaw Global Investment Conference a day earlier, on Monday, September 13, 2010 at the New York Palace Hotel in New York.  He will be presenting there at 12:30pm Eastern Time with an opportunity for one-on-one investor meetings. A webcast of the presentation will be available live at the “Investor Relations” section of TowerJazz’s Web site at www.towerjazz.com. This webcast will be archived for 90 days following live presentation.

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from 1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Contact:
Tower Semiconductor	CCG Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, (646) 201 9246
Noit.levi@towerjazz.com	towerjazz@ccgisrael.com